

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2018

Michael Kandell
Chief Financial Officer
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054

      Re: Wireless Telecom Group, Inc.
           Registration Statement on Form S-3
           Filed August 27, 2018
           File No. 333-22705

Dear Mr. Kandell:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Heather Percival at 202-551-3498 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Electronics and Machinery

cc: LaDawn Naegle